Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 27 April 2023

APPOINTMENT OF EXECUTIVE VICE PRESIDENT AUSTRALIAN OPERATIONS

Woodside has appointed Ms Liz Westcott as Executive Vice President Australian Operations.

Ms Westcott most recently held the role of Chief Operating Officer at EnergyAustralia, where she had broad leadership responsibilities across sustainability, HSSE, procurement and the operations of EnergyAustralia’s generation portfolio.

Prior to joining EnergyAustralia in 2018, Ms Westcott had a 25-year career at ExxonMobil working in Australia, the United Kingdom and Italy, including a secondment in 2013 to Adriatic LNG as Managing Director. Her roles spanned strategic planning, operations, project management, and safety, technical and commercial leadership.

Ms Westcott holds a Bachelor of Commerce and Bachelor of Civil Engineering from Melbourne University and is a graduate of the Australian Institute of Company Directors.

Woodside CEO Meg O’Neill said Ms Westcott would be a valuable addition to Woodside’s executive leadership team.

“I am delighted that Liz has agreed to join Woodside to lead our Australian Operations. Her extensive upstream experience is complemented by knowledge of the power generation and retail sectors. Liz has demonstrated safety and operations leadership across a range of businesses over her career.

“Liz’s proven strength in stakeholder management will be critical as we work to supply the energy needed by our customers in Australia and internationally, today and into the future.

“I would also like to thank Mike Price for his leadership and stewardship of the Australian Operations team over the past five months,” she said.

Ms Westcott will commence with Woodside on 1 June 2023.

Contacts:
INVESTORS Matthew Turnbull (Group) M: +61 410 471 079 Sarah Peyman (Australia) M: +61 457 513 249 Rohan Goudge (US) M: +1 (713) 679-1550 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.